THOMAS M. ROSE	TROUTMAN SANDERS LLP
757.687.7715 telephone	Attorneys at Law
757.687.1529 facsimile	222 Central Park Avenue, Suite 2000
thomas.rose@troutmansanders.com	Virginia Beach, Virginia 23462
757.687.7500 telephone
troutmansanders.com

October 7, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Douglas Brown

RE:	Request by Bridgeport Ventures Inc. for Withdrawal of Registration Statement on Form 20-F

Ladies and Gentlemen:

On behalf of Bridgeport Ventures Inc. (the “Corporation”), we hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Corporation’s Registration Statement on Form 20-F (File No. 001-34721) (the “Registration Statement”), as initially filed with the Commission under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on April 26, 2010 and as amended on each of June 16, 2010 and July 28, 2010, together with all exhibits thereto, with such request to be approved effective as of the date hereof.

The Corporation had originally intended to apply for the listing of its common shares on the NYSE Amex, LLC (the “NYSE Amex”). In anticipation of submitting such application, the Corporation filed its Registration Statement under Section 12(b) of the Exchange Act; however, the Corporation has determined not to pursue the listing of its common shares at this time. Therefore, the Corporation is requesting the withdrawal of the Registration Statement.

Concurrent with the submission of this withdrawal request, the Corporation has filed a new registration statement on Form 20-F under Section 12(g) of the Exchange Act. In connection with such filing, the Corporation has also submitted a response to the comments of the Commission set forth in the Commission staff’s comment letter dated August 12, 2010.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please do not hesitate to contact me at (757) 687-7715.

Sincerely,

/s/ Thomas M. Rose

Thomas M. Rose